UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of  Nordic American Tanker Shipping Limited, dated February 12, 2010, announcing its dividend and results for the fourth quarter of 2009.

This Report on Form 6-K except for the section entitled "Strategy going forward" is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: February 17, 2010	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Report for the 4th Quarter 2009. Announces Dividend for the 50th Consecutive Quarter. No Change to Dividend Policy. The fleet has expanded to 18 units. Further vessel acquisitions under planning.

Hamilton, Bermuda, February 12, 2010

On or about March 5th NAT will pay a dividend for the 50th consecutive quarter since the first three vessels were delivered to the Company in the autumn of 1997 when the Company commenced operations. Including the dividend for 4Q09 the total dividend payment amounts to $40.14 per share. Following a strengthening of the spot market the dividend for 4Q09 was $0.25 per share compared to $0.10 for 3Q09.

Some salient points of this report are as follows:

●
The level of the spot tanker market was higher during 4Q09 than during 3Q09. The spot tanker market for the 1Q10 has started on a positive note compared with 4Q09. There are indications that the world economy has bottomed out which is positive for the tanker business.

●	Earnings per share in 4Q09 was -$0.10 as against -$0.28 in 3Q09. Dividend per share was $0.25 in 4Q09 compared to $0.10 during 3Q09.

●	On October 5th 2009, the Company announced that it had agreed to acquire a 2002-built double hull suezmax tanker which was delivered to the Company November 17th 2009.

●	On November 8th the Company announced that it had agreed to acquire an additional double hull suezmax tanker which we expect will be delivered to the Company by the end of February 2010.

●
On January 22nd 2010 we priced a follow-on offering which is expected to enable the Company to increase its fleet and the dividend capacity. The proceeds to the Company from the follow-on offering was $137m before cash offering costs.

●	The Company has no net debt

Operating its fleet in the spot market, except for one vessel, the Company is in a position to reap the benefits of a potential upswing in the tanker market.

During 2009, NAT agreed to acquire four vessels. Three of those vessels have been delivered to the Company and the fourth vessel is scheduled to be delivered by the end of February 2010. The acquisitions are accretive, and are also increasing the dividend potential of the Company. The acquisitions have improved our position relative to competitors who, in our view, have had a tough time in coping with the consequences of the international financial crisis.

We have two newbuildings coming in 2010, bringing the trading fleet to 18 vessels.

As in the past, in order to create value for shareholders, the fleet must grow faster than the share count over time. As an example, the follow-on offering which was closed January 27, 2010 increased the Company's share count by about 10%. This will enable the Company to increase its fleet by about 22%, assuming an increase from 18 to 22 vessels. This is an example of accretion while recognizing that the net debt is expected to be slightly higher after such prospective acquisitions.

Typically, our dividend follows the level of the spot suezmax tanker freight market.  That is why our dividend was higher in 4Q09 than in 3Q09.  Generally, when spot rates in the suezmax freight market increase, our dividend can be expected to increase. Therefore, the Company has the full upside associated with a market improvement. Going forward, we expect that spot suezmax freight rates may fluctuate in an unpredictable manner.

The present instability in the financial markets is posing serious issues for debt-laden shipping companies. Some of them have suspended dividends or changed their dividend policy and they have had to negotiate new terms with the banks.  NAT is staying its course in this environment - having no net debt. We go forward with a view to preserving what we consider the strong financial situation of the Company - both in absolute and relative terms – as we believe that is in the best interests of our shareholders.

Our primary objective is to maximize total return1 to our shareholders, including maximizing our quarterly cash dividend.

The Company does not engage in any type of derivatives.

After adjusting for non-recurring charges in 4Q09, net income from continuing operations was -$0.06 per share. The spot tanker market for suezmax vessels in 2010 has started out well above the level we saw in 4Q09.

In 4Q09 total off-hire (time out of service) for the Company's fleet was about 64 days of which planned off-hire was about 40 days. In 2010 one vessel is scheduled for dry-docking which we expect will take place in the first quarter.

Financial Information:

The Board has declared a dividend of $0.25 per share to shareholders on record as of February 23, 2010 for 4Q09. A dividend of $0.10 per share was declared for 3Q09. The amount of dividends per share is above all a reflection of the level of the spot tanker market during the relevant quarter and the number of shares outstanding. The number of shares outstanding for the fourth quarter of 2009 was 42,204,904.  After the follow-on offering in January this year the number of outstanding shares is 46,898,782.

Net income for 4Q09 was -$4.3m, or -$0.10 per share (EPS), compared to net income of -$11.8 million or -$0.28 per share for 3Q09. One-time charges in 4Q09 are $1.7m or $0.04 per share. Therefore, income from ongoing operations was -$0.06 per share.

Reflecting a stronger spot market in the quarter, the Company's operating cash flow2 was $10.5m for 4Q09, compared to $3.8 million for 3Q09.

The follow-on offering of 4.6 million shares which was priced January 22nd and closed January 27th produced proceeds of $137 million before cash offering costs. This offering will enable the Company to acquire more vessels without going to the equity market.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations.

We estimate that our average cash breakeven level for our fleet is below $10,000 per day per vessel. When the freight market is above this level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

At the time of this report, the Company has no net debt and has an undrawn revolving credit facility of $500 million. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.

For further details on our financial position and for other periods such as 4Q08 and for the twelve months ended December 31, 2009 and December 31, 2008, please see later in this release.

The Fleet:

With the delivery of the Nordic Mistral in November 2009 and the vessel expected to be delivered to us by the end of February 2010 the Company will have 16 trading vessels.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 2Q09, we had 13 vessels in operation. With the two newbuildings announced in November 2007 and the most recent acquisitions, the Company is expected to have a fleet of 18 vessels later in 2010, assuming no further acquisitions in the meantime. Please see fleet list below. We expect that further vessels will be added to our fleet in the foreseeable future.

 ____________________________
1 Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

2  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

Vessel	Dwt	Employment

Gulf Scandic	151,475	Fixed charter until November 2010
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Delivery expected by end February 2010
Nordic Galaxy	163,000	Delivery expected by end June 2010
Nordic Vega	163,000	Delivery expected by end September 2010
Total	2,820,410

No scheduled dry-dockings were undertaken during 4Q09 except for one vessel that underwent ballast tank maintenance work at a Chinese yard. Typically, this type of work is often carried through while the vessels are trading or during planned drydockings of vessels. However, because of the low tanker market last October we decided to do the work at a shipyard with very good results.  In 1Q10, one dry-docking is expected to take place.  During 4Q09, we had in total 24 days of unplanned off-hire and 40 days of planned off-hire (tank maintenance work) for our fleet.

Financial Instability and the Tanker Market:

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. Presently, there are some bright spots on the horizon for the world economy.  The decrease in exports of oil from OPEC to the West seems to have bottomed out. We consider this to be good news for the tanker markets.

For NAT, an improved freight tanker market can be expected to result in a higher dividend. However, as a matter of policy the Company does not predict future spot rates.

The recession is reducing the demand for transportation capacity internationally. The demand side for tankers to some extent continues to be impacted positively by the use of tankers for storage.

On the supply side, we now see clearly that the current financial situation for many shipping companies has led to delayed deliveries of newbuildings and to cancellation of newbuilding orders.

The average daily rate for our spot vessels was $18,700 per day net to us during 4Q09 compared with $14,075 per day for 3Q09 after adjustment of one time charges and accounting for lost time.

Spot market rates for suezmax tankers are very volatile. The average spot market rate for modern suezmax tankers as reported by Imarex was $23,682 per day in 4Q09 compared to $13,012 per day during 3Q09.  The average Imarex rate so far in 1Q10 is $41,592 per day.

The graph shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market.

Strategy going forward:

We believe that the operating model of the Company works to the benefit of our shareholders.

The serious financial turmoil may represent attractive opportunities for our Company.

The Company has a sustainable strategy when the spot market is strong and also in a weaker market environment. Thus, the Company essentially has the following strategic position going forward: If the market is firm, very good results and dividend can be expected.

In a weaker market, the dividend will be lower which is a minus. However, if rates are down for a while, the Company is in a position to buy ships inexpensively and accretively which is a plus. This plus can be expected to be larger than the minus.  Several of our listed competitors have significant net debt which could make it difficult for them to buy vessels in a weak market. In this way, the Company has covered both scenarios.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place. We believe that the acquisitions this past year are examples of such accretive transactions.

We believe that our full dividend payout policy will continue to enable us to achieve a competitive cash yield compared with that of other shipping companies.

We encourage investors wishing to have exposure to the tanker sector to assess our model and invest in our Company.

In the midst of the international financial instability, our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position.

* * * * *

NORDIC AMERICAN TANKER SHIPPING LIMITED

Amounts in USD '000
CONDENSED STATEMENTS OF OPERATION	Three Months Ended	Twelve Months Ended
	Dec. 31, 2009 (unaudited)		Sep 30, 2009 (unaudited)		Dec. 31, 2008 (unaudited)		Dec. 31, 2009 (unaudited)		Dec. 31,2008
NET VOYAGE REVENUE	23,621		17,742		40,510		115,411		217,949
OPERATING EXPENSES
Vessel operating expenses	(11,192)		(11,868)		(8,633)		(43,139)		(35,593)
Depreciation	(14, 639)		(14,116)		(12,553)		(55,035)		(48,284)
General and administrative costs	(1,563	) *	(3,157	) *	(1,957	) *	(14,819	) **	(12,785	) **
	(27,394)		(29,141)		(23,143)		(112,993)		(12,785)
Income from vessel operation	(3,773)		(11,399)		17,367		2,418		121,288
Interest income	94		101		132		614		931
Interest expense	(589)		(496)		(301)		(2,020)		(3,374)
Net financial items	(495)		(395)		(169)		(1,406)		(2,443)
NET INCOME	(4,268)		(11,794)		17,198		1,012		118,844
Earnings per average number of shares	(0.10)		(0.28)		0.50		0.03		3.63
Weighted average number of shares	42,204,904		42,204,904		34,373,271		40,449,522		32,739,057
Common shares outstanding	42,204,904		42,204,904		34,373,271		42,204,904		34,373,271

*)
The G&A for the three months ended Dec. 31, 2009, Sep. 30, 2009 and Dec. 31, 2008 include non-cash charges of -$0.4m, $1.1m and $0.3m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

**)
The G&A for the twelve months ended Dec. 31, 2009 and 2008 include non-cash charges of $ 7.2m and $ 6.2m respectively which are charges related to share based compensation, the 2004 Stock Option Plan and pension cost.

CONDENSED BALANCE SHEETS	Dec. 31, 2009 (unaudited)	Dec. 31, 2008
Cash deposits	30,496	31,378
Accounts receivable *	22,685	40,335
Other current assets	57,020	22,406
Vessels	825,449	707,853
Other long term assets	10,928	11,906
Total Assets	946,578	813,878
Accounts payable	3,364	1,947
Accrued liabilities	3,446	4,267
Accrued long-term liability	5,684	4,078
Long-term debt	0	15,000
Shareholders' equity	934,084	788,586
Total liablilities and shareholders' equity	946,578	813,878

*)	The Accounts receivable (AR) constitues ordinary accounts receivables, net earnings and voyages in progress at quarter end. The balance of the AR will vary with the level of the spot tanker market.

	Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Dec. 31, 2009 (unaudited)	Dec. 31, 2008
OPERATING ACTIVITIES
Net cash from Operating Activitites	44,770	127,900
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	236,684	158,890
Proceeds from use of Credit Facility	66,000	25,000
Repayment of debt	(81,000)	(115,500)
Loan facility costs	0	(2,316)
Dividends paid	(95,431)	(165,886)
Net Cash provided by (used for) Financing Activities	126,253	(99,812)
INVESTING ACTIVITIES
Investment in Vessels	(166,755)	(10,053)
Deposit on Vessel	(5,150)	0
Net cash used by investing activitites	(171,905)	(10,053)
Net Increase in Cash and Cash Equivalents	(882)	18 036
Beginning Cash and Cash Equivalents	31,378	13 342
Ending Cash and Cash Equivalents	30,496	31,378

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

Three Months Ended	Twelve Months Ended
	Dec. 31, 2008	Sep. 30, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Voyage revenue	26,844	21,575	40,872	124,369	228,000
Voyage expenses	(3,223)	(3,833)	(362)	(8,958)	(10,051)
Net voyage revenue (1)	23,621	17,742	40,510	115,411	217,949

	Three Months Ended
	Dec. 31, 2009	Sep. 30, 2009	Dec. 31, 2008
Income from vessel operations	(3,773)	(11,399)	17,367
Depreciation	14,639	14,116	12,553
Share Based Compensation/ Stock Option Plan/Pension Cost	(370)	1,093	300
Operating Cash Flow (2)	10,496	3,810	30,220

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291